UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation (“Sun Acquisition”) and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share (the “Shares”), for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Transaction”).

Explanatory Note:

As previously disclosed in the Schedule 14D-9: (i) on January 18, 2018, Ositanachi Otugo (“Otugo”), a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo and each member of our board of directors in the United States District Court for the District of Maryland (captioned Otugo v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00173-PX); (ii) on January 22, 2018, Linda Gregg, a purported stockholder of Sucampo, filed a lawsuit against Sucampo, each member of our board of directors and, for the purpose of obtaining the relief sought by the plaintiff in such lawsuit, Sun Acquisition in the United States District Court for the District of Maryland (captioned Gregg v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00190-PJM); (iii) on January 22, 2018, Kyungae Shepherd, a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo and each member of our board of directors in the United States District Court for the District of Maryland (captioned Shepherd v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00191-PJM); and (iv) on January 23, 2018, Adam Franchi, a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo, each member of our board of directors, Mallinckrodt and Sun Acquisition in the United States District Court for the District of Maryland (captioned Franchi v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00204-GJH). On February 1, 2018, plaintiff Otugo filed a motion for a temporary restraining order and preliminary injunction, seeking to enjoin consummation of the Transactions until Sucampo makes certain additional disclosures.

We believe that the disclosures set forth in the Schedule 14D-9 prior to this Amendment comply fully with applicable law and deny the allegations in the pending actions described above. However, we have determined to voluntarily supplement the Schedule 14D-9 as described below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the rest of the Schedule 14D-9, which we urge you to read in its entirety. Nothing in these Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The disclosure in the third paragraph on page 14 under the heading “Confidentiality Agreement” of Item 3 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“On November 3, 2017, Mallinckrodt LLC, a wholly owned subsidiary of Mallinckrodt, and Sucampo entered into a Confidentiality Agreement (the “Confidentiality Agreement”) pursuant to which each party agreed on behalf of itself and its affiliates, and subject to certain exceptions, to keep confidential nonpublic information about the other party and its affiliates in connection with the consideration of a possible strategic transaction involving Mallinckrodt and Sucampo. The Confidentiality Agreement includes a standstill provision for the benefit of Sucampo that expires 12 months following the date of the Confidentiality Agreement but terminates automatically in specified circumstances, specifically, upon our board endorsing, approving or recommending certain transactions involving an acquisition of Sucampo (and terminated with respect to Mallinckrodt upon the execution of the Merger Agreement).”

Item 4. The Solicitation or Recommendation.

The disclosure in the first paragraph on page 15 under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“In October 2014, we received an unsolicited proposal to be acquired by Party A, a publicly traded pharmaceutical company, for cash and contingent value rights. We entered into a confidentiality agreement with Party A and engaged in preliminary price discussions and in a due diligence process with Party A. As part of that process, our financial advisor at that time assisted us in conducting a market check to determine whether there were other potential parties, including Mallinckrodt, with interest in acquiring us. No third party submitted any proposal to acquire us. While discussions with Party A were pending, we announced several transactions and our stock price increased to a price that exceeded Party A’s offer price and we terminated those discussions in December 2014.”

The disclosure in the second paragraph on page 15 under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“In April 2016, we received an unsolicited proposal to be acquired by Party B, a privately held pharmaceutical company, for cash and a partial rollover of equity by entities affiliated with our founders, Sachiko Kuno and Ryuji Ueno, who then collectively owned approximately 49% of our outstanding equity. Our board of directors had previously established a transaction committee of independent directors (the “Transaction Committee”) comprised of John Johnson, Maureen O’Connell and Timothy Walbert to assist our board in connection with the consideration of strategic alternatives, including potential acquisitions. Our board designated the Transaction Committee as a special committee of independent directors to review, evaluate and negotiate the potential transaction with Party B and any other strategic alternatives, but reserved to our board the authority to ultimately approve any transaction involving Sucampo. We entered into a confidentiality agreement with Party B to continue discussions. Party B ultimately was unable to raise sufficient equity capital to fund the acquisition and proposed that we acquire Party B in a stock for stock transaction. Our founders were not supportive of us acquiring Party B and the discussions terminated in November 2016. While discussions with Party B were pending, we contacted the parties who hold the marketing rights for our marketed drugs to determine whether they had any interest in acquiring us and they expressed no interest in an acquisition. During this period, we also received an unsolicited proposal from Party C, a private equity fund in China, and engaged in discussions and due diligence under a confidentiality agreement. Party C terminated discussions with us in July 2016, indicating that there was too much financial risk relating to the expected entrance of generics for AMITIZA, our lead marketed product.”

The disclosure in the third paragraph on page 15 under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“On September 12, 2017, at a regularly scheduled board meeting, our board approved the appointment of members to our board committees, including the appointment of Mr. Johnson (Committee Chair), Ms. O’Connell, Mr. Walbert and Robert Spiegel to the Transaction Committee, but reserved to our board the authority to ultimately approve any transaction involving Sucampo. Following the termination of the 2016 strategic transaction discussions discussed above, the board determined to keep the Transaction Committee in place to enable a more efficient review of potential acquisition opportunities and strategic alternatives.”

The disclosure in the fifth paragraph on page 16 under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“On November 3, 2017, we entered into a confidentiality agreement with Mallinckrodt that contained a standstill that would terminate automatically in certain circumstances, specifically, upon our board endorsing, approving or recommending certain transactions involving an acquisition of Sucampo.”

The disclosure in the first full paragraph on page 17 under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 of the Schedule 14D-9 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“On November 27, 2017, the Transaction Committee held a telephonic meeting including Mr. Edick, our senior management and representatives of Cooley and Jefferies also in attendance. Mr. Greenleaf updated the committee on the discussion with Mr. Trudeau and the $18.00 per Share counterproposal. Jefferies discussed, based on publicly available information, Mallinckrodt’s ability to finance a transaction and, on a preliminary basis, certain financial aspects of the revised proposal. The $18.00 per Share proposal represented a 70.6% premium to our last closing price of $10.55 per Share on November 24, 2017 and a 75.9% premium to the 30-day volume weighted average price at that time. The Transaction Committee also discussed and concluded that a market check to potential strategic or financial parties was unlikely to generate additional interest in acquiring Sucampo and could result in a leak that could undermine the proposal from Mallinckrodt. The committee based this decision on senior management’s feedback on lack of interest expressed in general business development discussions, the results of prior market checks, including the lack of interest from the most logical acquirers, and the committee’s own knowledge of our current portfolio and the lack of market interest in royalty assets of short duration like AMITIZA. The Transaction Committee concluded that it would not be fruitful to reach out to Party A, based on, among other things, its belief that Party A would not be a logical acquiror given the committee’s understanding of Party A’s current business strategy and operation model and the fact that Party A expressed no further interest in re-engaging in discussions with Sucampo since the prior discussions were terminated in 2014. The Transaction Committee also believed it would not be fruitful to reach out to Party B or Party C, based on, among other things, its belief that neither Party B nor Party C would be able to finance an acquisition of Sucampo given its current market capitalization. None of the confidentiality agreements with Party A, Party B or Party C contained standstill provisions that would have precluded them from approaching Sucampo or making a proposal regarding an acquisition of Sucampo at this time. The Transaction Committee approved proceeding with discussions with Mallinckrodt at $18.00 per Share, subject to full board approval of the transaction.”

Under the heading “The Solicitation or Recommendation— Opinion of Financial Advisor” of Item 4 of the Schedule 14D-9, the fourth sentence of the second full paragraph on page 28 is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Sucampo, the Offer or the Merger nor were individual multiples (referenced below for informational purposes) observed for each of the selected companies or selected transactions independently determinative of the results of Jefferies’ selected public companies or selected precedent transactions analyses.”

The third full paragraph on page 29, under the heading “Selected Public Companies Analysis” of Item 4 of the Schedule 14D-9, is hereby amended and restated in its entirety as follows and the list of bullet points immediately following such paragraph is hereby deleted:

“Jefferies reviewed publicly available financial, stock market and operating information of Sucampo and ten selected publicly traded companies, as noted below, in the specialty pharmaceutical industry that, given business and financial characteristics, Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section of this Schedule 14D-9 as the selected companies.”

The first sentence of the last paragraph on page 29, under the heading “Selected Public Companies Analysis” of Item 4 of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

“The overall low to high calendar year 2018 and calendar year 2019 estimated adjusted EBITDA multiples, to the extent meaningful (i.e., multiples not less than zero or greater than 20.0x), observed for the selected companies were 3.6x to 9.7x (with a median of 8.3x) and 4.2x to 10.1x (with a median of 8.0x), respectively, as indicated below (multiples deemed not meaningful are designated below as “nm”):

Company	CY2018E Adjusted EBITDA	CY2019E Adjusted EBITDA
Acorda Therapeutics, Inc.	7.1x	4.5x
AMAG Pharmaceuticals, Inc.	7.5x	7.0x
Depomed, Inc.	9.7x	9.2x
Horizon Pharma plc	9.5x	8.0x

Indivior PLC	9.7x	10.1x
Jazz Pharmaceuticals plc	9.1x	7.6x
PDL BioPharma, Inc.	3.6x	4.2x
Retrophin, Inc.	nm	nm
United Therapeutics Corporation	7.5x	8.0x
Vanda Pharmaceuticals Inc.	nm	9.3x	”

The first full paragraph on page 30, under the heading “Selected Precedent Transactions Analysis” of Item 4 of the Schedule 14D-9, is hereby amended and restated as follows and the table immediately following such paragraph is hereby deleted:

“Jefferies reviewed, to the extent publicly available, financial information for eight selected transactions, as noted below, involving target companies in the specialty pharmaceutical industry that, given business and financial characteristics of such target companies, Jefferies considered generally relevant for purposes of analysis, collectively referred to in this section of this Schedule 14D-9 as the selected transactions.”

The first sentence of the third full paragraph on page 30, under the heading “Selected Precedent Transactions Analysis” of Item 4 of the Schedule 14D-9, is hereby amended and restated in its entirety as follows:

“The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 6.6x to 10.5x (with a median of 9.4x), as indicated below:

Date Announced	Acquiror	Target	LTM Adjusted EBITDA
05/11/17	• Norgine B.V.	• Merus Labs International Inc.	7.7x
01/09/17	• Sanpower Group Co., Ltd.	• Dendreon Pharmaceuticals, Inc. (a subsidiary of Valeant Pharmaceuticals International, Inc.)	7.1x
09/29/14	• AMAG Pharmaceuticals, Inc.	• Lumara Health Inc. (maternal health business)	9.0x
04/07/14	• Mallinckrodt plc	• Questcor Pharmaceuticals, Inc.	10.3x
01/08/14	• Forest Laboratories, Inc.	• Aptalis Holdings, Inc.	10.5x
05/20/13	• Actavis, Inc.	• Warner Chilcott plc	6.6x
09/03/12	• Valeant Pharmaceuticals International, Inc.	• Medicis Pharmaceutical Corporation	9.9x
08/17/12	• Cinven Group Limited	• Mercury Pharma Group Limited	10.2x	”

The third sentence of the last paragraph on page 30, under the heading “Discounted Cash Flow Analysis” of Item 4 of the Schedule 14D-9, is hereby supplemented by the addition of the following bolded and underlined text to the existing disclosure in such paragraph:

“The present values (as of January 1, 2018) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.0% to 12.0% derived from a weighted average cost of capital calculation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

By:	/s/ Peter Greenleaf
Name:	Peter Greenleaf
Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: February 5, 2018